Exhibit 99.2

Jinko Holdings Announces Change of Chief Financial Officer and Appointment of New Director

10/30/2026

SHANGRAO, China, Oct. 30, 2026 /PRNewswire/ -- Jinko Holdings Limited (“Jinko Holdings” or the “Company”) (NYSE: JKS), today announced that Mr. Mengmeng Li (Pan Li) has resigned as the chief financial officer of the Company, effective October 30, 2026. Mr. Kun Zhang (Craig Zhang) has been appointed as acting chief financial officer of the Company, effective the same date. The resignation of Mr. Li was not due to any disagreement with the Company, and the Company does not believe this change to its senior management team will have any material impact on its business operations. Concurrently, Mr. Gen Miao (Gener Miao), deputy general manager and chief marketing officer of Jinko Solar Co., Ltd. (“Jiangxi Jinko”), has been appointed as a director of the Company, effective the same date. The Company appreciates Mr. Li’s contributions and wishes him every success in his future endeavors.

Mr. Zhang served as finance director of the Company since August 2026. Prior to joining the Company, he served as corporate development and finance director at Shanghai Windrose Technology Co., Ltd. from January 2025 to July 2026, and as deputy director of financial reporting and accounting at Envision Ruitai Dynamics Technology (Shanghai) Co., Ltd. from August 2022 to January 2025. Prior to this, Mr. Zhang worked at PricewaterhouseCoopers Zhong Tian LLP from October 2012 to August 2022, most recently as an audit senior manager. Mr. Zhang holds dual bachelor’s degrees in economics and management from Shanghai University of International Business and Economics and is a member of the Chinese Institute of Certified Public Accountants (CICPA).

Mr. Miao has served as deputy general manager and chief marketing officer of Jiangxi Jinko since December 2020. Before that, he served as chief marketing officer of the Company from February 2019 to December 2020. From 2010 to 2019, Mr. Miao held several positions at the Company and Jiangxi Jinko. He was board secretary of the Company from May 2011 to February 2019, and vice president for sales and marketing and assistant to the chairman of the board of Jiangxi Jinko from August 2010 to February 2019. Mr. Miao holds an MBA from China Europe International Business School, a postgraduate diploma in finance and economics from the University of Southampton, and a bachelor’s degree in mathematics and applied mathematics from Tongji University.

“On behalf of the management team, I’d like to warmly welcome Craig onboard as our acting chief financial officer and Gener onboard as our director,” commented Mr. Wei Du (Dimi Du), chief executive officer of Jinko Holdings. “Craig’s strong accounting background, public-company audit experience and hands-on corporate development expertise make him well suited to lead our finance team during this period. Gener’s proven leadership, deep expertise in corporate governance, and over 15 years of experience in directing global operations, sales, and marketing make him an invaluable addition to our board. We look forward to working closely with Craig and Gener as we continue to execute our strategy with discipline and transparency.”

“I am honored to take on the role of acting chief financial officer,” said Mr. Craig Zhang. “I will focus on maintaining a seamless handover, upholding high standards of financial integrity, and supporting the Company’s growth ambitions while creating lasting value for our shareholders.”

“Having grown with Jinko Holdings since its early days, I am delighted to take on this new responsibility,” said Mr. Gener Miao. “I look forward to contributing my experience to the board and to supporting the company’s long-term, sustainable growth.”

About Jinko Holdings Limited

Jinko Holdings (NYSE: JKS) is a holding company combining clean energy industrial operations and strategic investment in emerging and frontier technologies. Its industrial foundation is a controlling interest in Jinko Solar Co., Ltd. (SSE: 688223), a global leader in clean energy technology. The Company makes disciplined strategic investments in renewable energy, advanced materials, artificial intelligence, commercial space and other frontier technologies, drawing on its industrial experience and its ability to identify emerging technologies and bring them to commercial scale.

Through Jinko Solar Co., Ltd., the Company distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

Through Jinko Solar Co., Ltd., the Company has over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of September 30, 2026.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Jinko Holdings’ filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

Jinko Holdings Limited

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +852 2117 0861

Email: christian.arnell@christensencomms.com

In the U.S.:

Email: jinko@christensencomms.com

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SOURCE Jinko Holdings Limited